Mail Stop 6010
Via Facsimile and U.S. Mail

August 8, 2007

Mr. Michael G. Cherkasky
Chief Executive Officer and President
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036

> **Re:** **Marsh & McLennan Companies, Inc.**
> **Form 10-K for fiscal year ended December 31, 2006**
> **File No. 1-5998**

Dear Mr. Cherkasky:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Management's Discussion of Critical Accounting Policies, page 46

1. You appear to indicate that critical accounting estimates are made in your revenue recognition processes but have not identified revenue recognition as a critical accounting policy. For example, in your risk and insurance services segment, "in many cases compensation may be negotiated in advance on the basis of the estimated value of services to be performed" and "revenue is affected by fluctuations in the amount of risk retained by insurance and reinsurance clients." In your consulting segment, "Mercer HR earns significant revenue in the form of commissions received from insurance companies for the placement of group and occasionally individual insurance contracts." We believe that you should explain the judgments and uncertainties surrounding your revenue recognition processes and the potential impact on your financial statements. In order to meet the

principal objectives of MD&A, this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on future results, financial condition and liquidity. Please provide in a disclosure-type format a discussion of the methods and key assumptions used to make these estimates, quantify the impact of related changes in estimate for each period presented and quantify the impact of "reasonably likely" future changes in the key assumptions underlying critical accounting estimates in your revenue recognition processes.

Form 10-Q for the quarter ended March 31, 2007

Consolidated Balance Sheets, page 5

2. You reported assets of discontinued operations at December 31, 2006, amounting to $1,921 million as compared to $2,950 million in assets for Investment Management (Putnam) in Note 17 to your 2006 consolidated financial statements. Please explain to us this apparent inconsistency.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant